Management Discussion and Analysis

(expressed in thousands of United States dollars)

Three Months ended March 31, 2009

CANARC  RESOURCE  CORP.

(the “Company”)

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2009

CAUTION – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.

1.0

Preliminary Information

The following Management’s Discussion and Analysis (“MD&A”) of Canarc Resource Corp. (the “Company”) should be read in conjunction with the accompanying unaudited consolidated financial statements for the three months ended March 31, 2009 and the audited consolidated financial statements for the years ended December 31, 2008 and 2007, all of which are available at the SEDAR website at www.sedar.com.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“CAD GAAP”), and all dollar amounts are expressed in United States dollars unless otherwise indicated.

All information contained in the MD&A is as of May 11, 2009 unless otherwise indicated.

1.1

Background

The Company was incorporated under the laws of British Columbia, and was previously engaged in the acquisition, exploration, development and exploitation of precious metal properties in Canada, Costa Rica, Mexico and Suriname.  The Company currently only owns direct interests in the precious metal property, known as the New Polaris property in British Columbia, Canada.

The Company owns a 100% interest in the New Polaris property, located in the Atlin Mining Division, British Columbia, which is subject to a 15% net profit interest and may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.

The Company previously held a 5.7% to 20.2% net profit interest in the Bellavista property, located near Miramar, Costa Rica.  Central Sun Mining Inc. (formerly, Glencairn Gold Corporation) (“Central Sun”) owns a 100% working interest in the property, which was an open pit, heap leach, gold mine and which achieved commercial production in December 2005.  In July 2007, Central Sun suspended mining operations due to ground movement and heavy rainfall causing surface erosion and deep seated ground creep in some areas of the mine site.  The Company had a net profit interest in Bellavista which entitled the Company to 5.67% of the net profits during the first payback period, increasing to 10.40% during the second payback period and then to 20.24% of net profits thereafter.  Thirty-five percent of this net profit interest will reduce the net profit interest to be received from Central Sun until $317,741 in advance royalty payments were repaid.  In July 2008, the Company entered into a purchase and sale agreement for the sale of all its 78.5% interest in the subsidiary which holds the net profit interest in the Bellavista property, for CAD$215,000 which closed in December 2008.

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2009

(expressed in United States dollars)

Previously, the Company held 80% of the shares of Sara Kreek Resource Corporation N.V. (“Sara Kreek Resource”), the company that holds the Sara Kreek concession in the Republic of Suriname.  On April 15, 2006, the Company entered into a Settlement and Termination Agreement with Suriname Wylap Development N.V. (“Wylap Development”) to transfer the Company’s interest in Sara Kreek Resource.  In settlement for all claims, loans and advances owed to the Company, the Company received a cash payment of $400,000 in 2006, and will receive the greater of $50,000 per year, payable semi-annually, or a 1.5% royalty on annual gross production from the Sara Kreek property until December 31, 2011.

In April 1996, the Company entered into an option agreement with Grasshopper Aluminum Company N.V. (“Grassalco”) to earn up to an 80% interest in the Benzdorp property located in the Republic of Suriname by making cumulative cash payments of $750,000 and property expenditures totalling $5,000,000 over a four-year period.  In August 2002, the Company amended its option agreement.  Cash payments prior to commercial production were reduced to $300,000 and the period to incur exploration expenditures totalling $5,000,000 was extended to April 2005 which was then extended to December 2005 pursuant to amendments in April 2005, subject to a payment of $40,000 which was paid in April 2005.  Also, the Company will owe Grassalco an additional $250,000 payable on or before 30 days after the commencement of commercial production if a feasibility study has not been completed by October 6, 2005.  Each year thereafter, the Company will owe an additional $250,000 payable on or before 30 days after the commencement of commercial production.  However, if a feasibility study has not been completed by October 6, 2008, then the annual additional cash payments of $250,000 will increase at that time to $500,000.  These additional cash payments shall be treated as advance payments against Grassalco’s shareholder ownership interest and shall be deductible from Grassalco’s net profit share or net smelter profit from exploiting the deposits.  The Company has not completed a feasibility study.  In fiscal 2004, the Company had earned a 40% interest in the Benzdorp property, and the Company can exercise its right to increase its interest to 80%.  In February 2004, the Company and Grassalco incorporated a company in Suriname and transferred the Benzdorp concessions to it, on behalf of the Company (40%) and Grassalco (60%).  The exploration concessions for the Benzdorp property expired in July 2007, and Benzdorp Gold NV, the joint venture company held by the Company and Grassalco, had applied to the Minister of Natural Resources of Suriname for a three year extension to the Company’s exploration concessions at Benzdorp.  An extension was available at the discretion of the Suriname Minister of Natural Resources but such extension had not been provided to the Company.  In fiscal 2008, the Company wrote-off the Benzdorp property.

In February 2007, the Company entered into an option agreement to acquire a 100% interest in the Los Arrastres gold/silver property by making $2.5 million in cash payments and spending $2 million on exploration over a 3 year period.  The vendor will retain a 2% net smelter return royalty (“NSR”) and the Company had the right to reduce the NSR to 1% by paying $1 million at any time.  An initial payment of $50,000 was made upon the signing of the option agreement and a further payment of $75,000 was made in August 2007.  A cash payment of $25,000 was made in February 2008.  Pursuant to the Plan of Arrangement which closed in June 2008, the property was transferred to Caza Gold Corp. (“Caza”), which was previously a wholly-owned subsidiary of the Company prior to the Plan of Arrangement.

In March 2007, the Company entered into a preliminary option agreement to acquire a 100% interest in the Providencia gold/silver properties by issuing 30,000 common shares to the vendors on signing a formal agreement within 30 days and making $2 million in cash payments over a 2 ½ year period, including $30,000 on signing.  The vendors will retain a 2 ½ % NSR, and the Company had the right to reduce the royalty to 1 ½ % at any time by paying $750,000 and issuing an option to the vendors to purchase 250,000 common shares of the Company at the five day closing share price average on the Toronto Stock Exchange prior to the royalty reduction.  In April 2008, the Company terminated its efforts to enter into a formal agreement, and the Company wrote-off related exploration expenditures in the first quarter of 2008, and the 30,000 shares which were originally issued were returned to treasury and cancelled.

In May 2007, the Company entered into an option agreement to acquire a 100% interest in the Santiago gold property by making $2 million in cash payments over a 5 year period and spending $200,000 on exploration over a 2 year period.  The vendor will retain a 2% NSR.  An initial payment of $30,000 was made upon the signing of the option agreement and a further payment of $30,000 was made in November 2007.  In May 2008, the Company made a cash payment of $60,000.  Pursuant to the Plan of Arrangement which closed in June 2008, the property was transferred to Caza.

Canarc Resource Corp.	Page 2

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2009

(expressed in United States dollars)

In September 2007, the Company entered into an option and joint venture agreement to acquire up to a 75% interest in the Santiago Fraction property by issuing 15,000 common shares, paying $25,000 in cash after 1 year, and spending up to $1 million in exploration over a 5-year period.  In 2007, the Company issued 15,000 common shares at a deemed value of CAD$0.45 per share.  Pursuant to the Plan of Arrangement which closed in June 2008, the property was transferred to Caza.

In April 2008, Caza and Minera Canarc de Mexico SA de CV (“Minera Canarc”), which were previously wholly-owned subsidiaries of the Company prior to the Plan of Arrangement, entered into an option agreement to acquire a 100% interest in the La Escondida/Los Angeles properties by making US$1 million in cash payments over a 4 year period and issuing $50,000 in shares of the Company over a 12 month period.  The vendors retained a 3% NSR.  An initial payment of US$15,000 was made upon the signing of the option agreement.  Pursuant to the Plan of Arrangement which closed in June 2008, Caza and Minera Canarc were no longer subsidiaries of the Company.

1.2

Overall Performance

As the Company is focused on its exploration activities, there is no production, sales or inventory in the conventional sense.  The recoverability of costs capitalized to mineral properties and the Company’s future financial success will be dependent upon the extent to which it can discover mineralization and determine the economic viability of developing such properties.  Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty at this time.  Many of the key factors are outside of the Company’s control.  As the carrying value and amortization of mineral properties and capital assets are, in part, related to the Company’s mineral reserves and resources, if any, the estimation of such reserves and resources is significant to the Company’s financial position and results of operations.

Gold prices continued to show strength as the cumulative annual average increased from $603 in fiscal 2006 to $695 in fiscal 2007 and $872 in fiscal 2008, closing at $913 on May 11, 2009.  Gold prices achieved new highs in each of the past several years.  In May 2006, prices reached a high of $725, and $841 in November 2007 before reaching a high of $1,011 in March 2008.

New Polaris property

In 2007, the Company retained Moose Mountain Technical Services and Giroux Consultants Limited to update resource estimates for the New Polaris gold project.  Their technical report entitled “Resource Potential, New Polaris Project” (the “New Polaris Report”) was authored by R.J. Morris, MSc, PGeo, and G.H. Giroux, MASc, PEng, respectively, who are independent Qualified Person as defined by NI 43-101, dated March 14, 2007, and was prepared in compliance with NI 43-101, to the best of the Company’s knowledge.  The New Polaris Report is available at www.sedar.com.

Based upon the New Polaris Report, measured and indicated undiluted resources range from 570,000 to 457,000 oz of gold contained in 1,670,000 to 1,009,000 tonnes (1,840,861 to 1,112,233 tons) of mineralized vein material grading 10.6 to 14.1 grams per tonne (0.31 to 0.41 oz per ton) using a range of cutoff grades from 2 to 8 gpt (0.06 to 0.23 opt).  Greater than 95% of the measured and indicated resources are located within the C vein system where infill drilling programs were conducted over the past three years.

Inferred undiluted resources range from 697,000 to 571,000 oz of gold contained in 2,060,000 to 1,340,000 tonnes (2,270,763 to 1,477,098 tons) of mineralized vein material grading 10.5 to 13.3 grams per tonne (0.31 to 0.39 oz per ton) using a range of cutoff grades from 2 to 8 gpt (0.06 to 0.23 opt).  Approximately 75% of the inferred resources are also located within the C vein system, with the remainder attributable to the Y19 and Y20 veins.

Canarc Resource Corp.	Page 3

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2009

(expressed in United States dollars)

MEASURED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)
2	0.058	390,000	429,902	9.48	0.277	119,000
4	0.117	330,000	363,763	10.62	0.310	113,000
6	0.175	271,000	298,727	11.89	0.347	104,000
8	0.233	203,000	223,769	13.54	0.395	88,000

INDICATED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	1,280,000	1,410,960	10.97	0.320	451,000
4	0.117	1,180,000	1,300,728	11.65	0.340	442,000
6	0.175	1,017,000	1,121,052	12.71	0.371	416,000
8	0.233	806,000	888,464	14.22	0.415	368,000

MEASURED PLUS INDICATED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	1,670,000	1,840,861	10.62	0.310	570,000
4	0.117	1,510,000	1,664,491	11.42	0.333	555,000
6	0.175	1,288,000	1,419,778	12.54	0.366	519,000
8	0.233	1,009,000	1,112,233	14.08	0.411	457,000

INFERRED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	2,060,000	2,270,763	10.5	0.307	697,000
4	0.117	1,925,000	2,121,951	11.0	0.322	683,000
6	0.175	1,628,000	1,794,564	12.2	0.354	636,000
8	0.233	1,340,000	1,477,098	13.3	0.387	571,000

*     ton equals short dry ton

The resource estimate uses ordinary kriging of 192 recent drill holes and 1,432 gold assay intervals constrained within 4 main vein segments as modelled in three dimensions by the Company’s geologists.  The total New Polaris database consists of 1,056 diamond drill holes with a total of 31,514 sample intervals.  For this study, the classification for each resource block was a function of the semivariogram range.  In general, blocks estimated using ¼ of the semivariogram range were classed as measured, blocks estimated using ½ the semivariogram range were classed as indicated and all other blocks estimated using the full semivariogram range were classed as inferred.  A review of gold grade distribution outlined 6 overlapping lognormal gold populations within the resource database.  On this basis, a total of 10 gold assays were capped at 63 g/t.

In the third quarter of 2007, the Company completed a preliminary assessment of building an 80,000 oz per year gold mine at the New Polaris property.  At a US$650 per oz gold price, the project generated an after-tax net present value (NPV) with an 8% discount rate of CAD$8.3 million and after-tax internal rate of return (IRR) of 11.1%.  Moose Mountain Technical

Canarc Resource Corp.	Page 4

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2009

(expressed in United States dollars)

Services (“Moose Mountain”) was commissioned as independent consultants to work with the Company’s personnel in developing the conceptual mine plan and mining capital and operating costs;  Jasman Yee and Associates Inc. for the metallurgical testwork, process design, mill capital and operating costs;  and Beacon Hill Consultants (1988) Ltd. for the financial analysis.  All three consultants contributed to the preliminary assessment for an 80,000 oz per year, high grade, underground gold mine at New Polaris.  Their report entitled “New Polaris Project – Preliminary Assessment” dated October 4, 2007 (“Preliminary Assessment Report”) was prepared in compliance with NI 43-101, to the best of the Company’s knowledge.  The Preliminary Assessment Report is available at www.sedar.com.  J.H. (Jim) Gray, P.Eng. of Moose Mountain is the Qualified Person for the Preliminary Assessment Report.

In 2008, the Company continued with its efforts to refine and assess the process alternatives and economic parameters used in the preliminary assessment.  In early January 2009, the Company completed a revised preliminary assessment from recent optimization efforts which improved the project’s economics.  The combination of new off-site treatment terms, an increased gold price and a decreased Canadian dollar exchange rate have a positive impact on the economics for the New Polaris gold project.  At a US$750 per oz gold price and a US$/CAD$ exchange rate of 0.80, the project generates a pre-tax NPV of CAD$131.2 million and a pre-tax IRR of 28.8%.  This compares to a pre-tax NPV of CAD$60.4 million and a pre-tax IRR of 14.9% at a US$650 per oz gold price and a US$/CAD$ exchange rate of 0.90 when the preliminary assessment study was completed in 2007.

The base case model is summarized below:

Scheduled Resources	806,000 tonnes measured and indicated grading 13.2 gpt Au (after dilution) and 944,000 tonnes inferred grading 11.9 gpt Au (after dilution) and a 9 gpt cutoff
Production Rate	600 tonnes per day
Grade	12.5 grams per tonne (diluted 20%)
Recoveries	91% gold into concentrate
Output	80,000 oz gold per year
Mine life	8 years

The comparative financial parameters are:

	Revised Financial Parameters (January 2009)	Initial Financial Parameters (October 2007)
Gold Price	US$750 per oz	US$650 per oz
Exchange Rate	US$0.80 = CAD$1.00	US$0.90 = CAD$1.00
Capital Cost	CAD$90.5 million	CAD$90.5 million
Cash Cost	US$329 per oz (excluding off-sites)	US$327 per oz (excluding offsites)

	Pre-Tax	Pre-Tax
Net Present Value (NPV) (0%)	CA$131.2 million	CAD$60.4 million
NPV (5%)	CA$87.5 million	CAD$32.6 million
NPV (8%)	CA$67.8 million	CAD$20.3 million
NPV (10%)	CA$56.8 million	CAD$13.4 million

	Pre-Tax	Pre-Tax
Internal Rate of Return	28.8%	14.9%
Payback Period	3.8 years	3.8 years

The preliminary assessment was based on resources, not reserves, and a portion of the modeled resources to be mined are in the inferred resource category.  Resources are considered too speculative geologically to have economic considerations applied to them so the project does not yet have proven economic viability.  The Preliminary Assessment Report, completed by Moose Mountain Technical Services, was filed on SEDAR in October 2007.

Canarc Resource Corp.	Page 5

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2009

(expressed in United States dollars)

Cash costs include site-related costs prior to the shipping and sale of concentrates.  Offsite costs for concentrate transportation and processing were treated as deductions against sales.  The NPVs are life of mine net cash flows shown at various discount rates.  The IRR assumes 100% equity financing.

The revised economic model has been reviewed by Moose Mountain Technical Services which completed the preliminary assessment for New Polaris Gold Mine in 2007.  The independent Qualified Person for the update is Jim Gray, P. Eng.

Benzdorp property

In June 2007, Benzdorp Gold NV, the joint venture company held by the Company and Grassalco, had applied for an extension to the concessions at Benzdorp prior to their expiry in July 2007.  Benzdorp Gold NV was finally advised in August 2008 that an extension would not be granted but an application for new concessions would be considered so Benzdorp Gold NV applied for one new exploration concession in September 2008.  The Company had ceased all exploration work on the concessions in August 2007, and elected to write-off its investment in the Benzdorp property at December 31, 2008.

Bellavista property

The Company held a 5.7% to 20.2% net profit interest in the Bellavista property located in Costa Rica, which was an open pit, heap leach, gold mine.  Central Sun, owner and operator of the Bellavista mine in Costa Rica, declared commercial production in December 2005.  In July 2007, Central Sun suspended mining operations due to ground movement and heavy rainfall causing surface erosion and deep seated ground creep in some areas of the mine site.

In fiscal 2008, the Company entered into a purchase and sale agreement for the sale of all its 78.5% interest in the subsidiary which holds the net profit interest in the Bellavista property for CAD$215,000.

Sara Kreek property

In April 2006, the Company agreed to transfer all its interest in Sara Kreek Resource to Wylap Development in exchange for a cash payment of $400,000 and the greater of $50,000 per year or 1.5% royalty on annual gross production until December 31, 2011 in settlement of any claims, loans and advances owed to the Company.  In fiscal 2008, $50,000 was received.

Plan of Arrangement

On June 25, 2008, the Company proceeded to close the Plan of Arrangement (the “Arrangement”) with Caza whereby approximately 83% of the Company’s interest in Caza was distributed to the shareholders of the Company.  Under the Arrangement, the Company transferred all its interest in its wholly-owned Mexican subsidiary, Minera Canarc, which holds all the rights to the Mexican gold exploration properties to Caza in return for 14,346,527 shares of Caza, of which the Company distributed 11,950,577 Caza shares by way of a dividend in kind to the Company’s shareholders on the basis of one share of Caza for every six shares of the Company held by shareholders as of the dividend record date.  The Company continues to hold 2,396,050 Caza shares representing approximately a 11% interest in Caza as at March 31, 2009.  The property rights which were transferred from the Company to Caza included Los Arrastres, Santiago and Santiago Fraction properties.

Other Matters

Canarc Resource Corp.	Page 6

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2009

(expressed in United States dollars)

In May 2009, the Company received CAD$62,030 in demand loans from certain directors and an officer of the Company.  The loans are repayable on demand and bear an interest rate of 9% per annum and are secured by the Company’s shareholdings in Caza at CAD$0.25 per share.

The Shareholders Update included in the Company’s unaudited consolidated financial statements for the three months ended March 31, 2009 provides further review of the Company’s overall performance for the first quarter of fiscal 2009 and an outlook for the second quarter of fiscal 2009.

1.3

Selected Annual Information

All financial information is prepared in accordance with CAD GAAP, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

Years Ended December 31,
(in $000s except per share amounts)	2008	2007	2006

Total revenues	$ -	$ -	$ -

(Loss) income before discontinued operations and extraordinary items:
(i) Total	$ (6,963)	$ 1,515	$ 433
(ii) Basic per share	$ (0.10)	$ 0.02	$ 0.01
(iii) Fully diluted per share	$ (0.10)	$ 0.02	$ 0.01

Net income (loss):
(i) Total	$ (6,963)	$ 1,515	$ 433
(ii) Basic per share	$ (0.10)	$ 0.02	$ 0.01
(iii) Fully diluted per share	$ (0.10)	$ 0.02	$ 0.01

Total assets	$ 12,829	$ 20,115	$ 18,447
Total long-term liabilities	$ -	$ -	$ -
Dividends per share (1)	$ -	$ -	$ -

(1)

The Company has not paid any cash dividends.  In 2008, the Company distributed shares of Caza as a dividend-in-kind pursuant to the Plan of Arrangement.  Items 1.2 and 1.4 provide further details.

1.4

Results of Operations

First Quarter of Fiscal 2009 – Three months ended March 31, 2009 compared with March 31, 2008

The Company incurred a net loss of $149,000 for the three months ended March 31, 2009 in contrast to a net loss of $207,000 for the same period in fiscal 2008.  Although the net loss for the first quarter in 2009 was about 28% lower than that of 2008, the operating losses were about 55% lower, reflecting the reduced operating activities of the Company as it endeavours to preserve its cash and to reduce its monthly burn-rates, given the continued weaknesses in the financial markets.  The main focus for the Company has primarily been in identifying, assessing and analyzing possible projects of merit for the acquisition purposes.  Remuneration for employees, office and sundry, and investor relations have decreased significantly as its employees are all on a part time basis, thereby reflecting commensurate reductions in operating expenses.

Canarc Resource Corp.	Page 7

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2009

(expressed in United States dollars)

General administrative expenses were higher in the first quarter of 2008 due to legal fees related to the plan of arrangement with Caza which closed in June 2008 and to regulatory fees for the annual and special general meeting held in April 2008.  The net loss for the first quarter of 2008 would have been higher if it were not for the gain realized from the Company’s disposition of some of its shareholdings in Aztec Metals Corp. (“Aztec”).

Stock-based compensation was attributed to the vesting of stock options, and no stock options have been granted during each of the quarters.  The Company recognized $2,000 from the accretion of royalty receivable in both comparative quarters.

Expenses for corporate development reflect active due diligence and property evaluations for acquisitions and to identify properties of merit for possible acquisitions.  Corporate development was higher in the first quarter of 2008 when the financial markets were relatively stronger and the Company had more cash available.

Efforts in the latter part of fiscal 2008 on reassessing and refining the process alternatives and economic parameters used in the preliminary assessment from October 2007 for the New Polaris gold project culminated in a revised preliminary assessment in early January 2009, which improved the project’s economics.

The Company has no sources of operating revenues.

In January 2008, the Company disposed of shares of Aztec, resulting in a realized gain of $151,000.  Proceeds of $203,000 from the disposition of shares of Aztec supplemented the financing needs for operating activities and working capital for part of fiscal 2008.

In April 2008, the Company terminated its efforts to enter into a formal agreement for the Providencia property, and the Company wrote-off related exploration expenditures in the first quarter of 2008, and the 30,000 shares which were originally issued were returned to treasury and cancelled.

On June 25, 2008, the Company proceeded to close the plan of arrangement with Caza whereby approximately 83% of the Company’s interest in Caza was distributed to the shareholders of the Company.  The Company transferred all its interest in its wholly-owned Mexican subsidiary, Minera Canarc, which holds all the rights to the Mexican gold exploration properties to Caza in return for 14,346,527 shares of Caza, of which the Company distributed 11,950,577 Caza shares by way of a dividend in kind to the Company’s shareholders on the basis of one share of Caza for every six shares of the Company held by shareholders as of the dividend record date.  The property rights which were transferred from the Company to Caza include Los Arrastres, Santiago and Santiago Fraction properties.  The plan of arrangement reduced operating expenses, as the Company excluded the operating expenses of Caza and its Mexican subsidiary which holds the exploration rights to the Mexican gold properties.

The exploration concessions for the Benzdorp property expired in July 2007, and an application was submitted for a three year extension which had not been provided.  In the first quarter of fiscal 2009, the Company decided not to pursue any further exploration efforts on the Benzdorp property and, accordingly, wrote off the Benzdorp property at December 31, 2008.

As at March 31, 2009, the Company has mineral properties which are comprised of the following:

Canarc Resource Corp.	Page 8

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2009

(expressed in United States dollars)

March 31, 2009
	Acquisition	Exploration/
(in $000s)	Costs	Development	Total

British Columbia:
New Polaris	$ 3,605	$ 8,442	$ 12,047

	$ 3,605	$ 8,442	$ 12,047

At March 31, 2009, to maintain its interest and to fully exercise the options under various property agreements covering the property located in British Columbia (Canada), the Company must incur exploration expenditures on the properties and/or make payments in the form of cash and/or shares to the optionors as follows:

Shares

New Polaris:
Net profit interest buyout	150,000

150,000

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

1.5

Summary of Quarterly Results

All financial information is prepared in accordance with CAD GAAP, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

The following table provides selected financial information of the Company for each of the last eight quarters ended at the most recently completed quarter, March 31, 2009:

Canarc Resource Corp.	Page 9

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2009

(expressed in United States dollars)

(in $000s except	2009	2008				2007
per share amounts)	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30

Total revenues	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

(Loss) income before discontinued
discontinued operations and
extraordinary items:
(i) Total	$ (149)	$ (6,551)	$ 2	$ (207)	$ (207)	$ (182)	$ (72)	$ 254
(ii) Basic per share	$ -	$ (0.10)	$ -	$ -	$ -	$ -	$ -	$ -
(iii) Fully diluted
per share	$ -	$ (0.10)	$ -	$ -	$ -	$ -	$ -	$ -

Net (loss) income:
(i) Total	$ (149)	$ (6,551)	$ 2	$ (207)	$ (207)	$ (182)	$ (72)	$ 254
(ii) Basic per share	$ -	$ (0.10)	$ -	$ -	$ -	$ -	$ -	$ -
(iii) Fully diluted
per share	$ -	$ (0.10)	$ -	$ -	$ -	$ -	$ -	$ -

Total assets	$ 12,678	$ 12,829	$ 19,444	$ 19,424	$ 19,808	$ 20,115	$ 19,988	$ 19,168
Total long-term liabilities	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Dividends per share	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Gains of $151,000 from the disposition of shares of Aztec were realized in the first quarter of 2008 and proceeds of CAD$215,000 from the disposition of its subsidiary which holds the net profit interest in the Bellavista property in the latter half of fiscal 2008.  Realized gains from disposition of marketable securities and the renunciation of exploration expenditures in March 2007 contributed to a net income for fiscal 2007.  The Company has no sources of operating revenues.

1.6

Liquidity and Capital Resources

The Company is in the development stage and has not yet determined whether its mineral properties contain reserves that are economically recoverable.  The recoverability of amounts capitalized for mineral properties is entirely dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production.  The Company knows of no trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity either materially increasing or decreasing at the present time or in the foreseeable future.  Material increases or decreases in the Company’s liquidity are substantially determined by the success or failure of the Company’s exploration programs and overall market conditions for smaller mineral exploration companies.  Since its incorporation in 1987, the Company has endeavored to secure mineral properties that in due course could be brought into production to provide the Company with cash flow which would be used to undertake work programs on other projects.  To that end, the Company has expended its funds on mineral properties that it believes have the potential to achieve cash flow within a reasonable time frame.  As a result, the Company has incurred losses during each of its fiscal years since incorporation.  This result is typical of smaller exploration companies and will continue unless positive cash flow is achieved.

The following table contains selected financial information of the Company’s liquidity:

Canarc Resource Corp.	Page 10

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2009

(expressed in United States dollars)

	March 31,	December 31,
(in $000s)	2009	2008	2007

Cash and cash equivalents	$ 24	$ 155	$ 633
Working capital	$ 91	$ 194	$ 590

Ongoing operating expenses continue to reduce the Company’s cash resources and working capital.

In the first quarter of 2008, the Company did dispose of shares of Aztec, which generated cash proceeds of $203,000 to supplement the operating and working capital needs of the Company.  Nominal proceeds of $12,000 were from the sale of remaining marketable securities in the second quarter of 2008.  In the latter half of 2008, proceeds of CAD$215,000 were received from the disposition of the subsidiary which holds the net profit interest in the Bellavista property.

In December 2008, the Company closed a non-brokered private placement for 1,000,000 units at CAD$0.10 per unit for gross proceeds of CAD$100,000.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at an exercise price of CAD$0.15 until June 1, 2010.

In May 2009, the Company received CAD$62,030 in demand loans from certain directors and an officer of the Company.  The loans are repayable on demand and bear an interest rate of 9% per annum and are secured by the Company’s shareholdings in Caza at CAD$0.25 per share

The Company has entered into a number of option agreements for mineral properties that involve payments in the form of cash and/or shares of the Company as well as minimum exploration expenditure requirements.  Under Item 1.4, further details of contractual obligations are provided as at March 31, 2009.  The Company will continue to rely upon equity financing as its principal source of financing its projects.

1.7

Capital Resources

Item 1.6 provides further details.

1.8

Off-Balance Sheet Arrangements

On May 31, 2005, the shareholders of the Company approved a shareholder rights plan (the “Plan”), that became effective on April 30, 2005.  The Plan is intended to ensure that any entity seeking to acquire control of the Company makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders.  Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Company held.  Each Right entitles the registered holder thereof, except for certain “Acquiring Persons” (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution.  The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company.  The Rights expire on April 30, 2015.

Canarc Resource Corp.	Page 11

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2009

(expressed in United States dollars)

At the discretion of the Board, certain option grants provide the option holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.

1.9

Transactions with Related Parties

General and administrative costs during the three months ended March 31, 2009 include:

-

CAD$5,086 of salaries paid to a director;

-

CAD$10,000 to directors in their capacity as directors of the Company which are accrued;

-

CAD$9,412 in legal fees to a law firm in which a senior officer of the Company is a partner;

-

CAD$115,739 in office rent and salary allocations recovered from companies sharing certain common directors;  and

-

CAD$13,435 in office rent and salary allocations paid to a company sharing certain common directors.

Details of transactions with Aztec and Caza and the plan of arrangement with Caza are provided in Items 1.2, 1.4, 1.5 and 1.6.

Details of demand loans from related parties are provided in Items 1.2 and 1.6.

1.10

First Quarter

Items 1.4, 1.5 and 1.6 provide further details for the first quarter of fiscal 2009.

1.11

Proposed Transactions

There are no proposed material asset or business acquisitions or dispositions, other than those in the ordinary course of business and other than those already disclosed in this MD&A, before the board of directors for consideration, and other than those already disclosed in its regulatory and public filings.

1.12

Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of estimates relate to collectability of receivables, mineral properties, balances of accrued liabilities, determination of reclamation obligations, fair values of financial instruments, valuation allowances for future income tax assets, and assumptions used in determining the fair value of non-cash stock-based compensation.  While management believes that these estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Acquisition costs of mineral properties and exploration and development expenditures incurred thereto are capitalized and deferred.  The costs related to a property from which there is production will be amortized using the unit-of-production method.  Capitalized costs are written down to their estimated recoverable amount if the property is subsequently determined to be uneconomic.  The amounts shown for mineral properties represent costs incurred to date, less recoveries and write-downs, and do not reflect present or future values.

Canarc Resource Corp.	Page 12

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2009

(expressed in United States dollars)

1.13

Changes in Accounting Policies Including Initial Adoption

New accounting pronouncements which came into effect for fiscal 2008 as issued by the Canadian Institute of Chartered Accountants (“CICA”) are as follows:

(i)

Capital disclosures:

In February 2007, the CICA issued Handbook Section 1535, “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and procedures for managing capital.  The new section is effective for the Company on January 1, 2008.

(ii)

Financial instruments:

In February 2007, the CICA issued two new standards, Section 3862 “Financial Instruments Disclosures” and Section 3863 “Financial Instruments Presentation”.  These sections replace the existing Section 3861, “Financial Instruments Disclosure and Presentation”.  Section 3862 provides users with information to evaluate the significance of the financial instruments of the entity’s financial position and performances, nature and extent of risks arising from financial instruments, and how the entity manages those risks.  Section 3863 deals with the classification of financial instruments, related interests, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.  The new section is effective for the Company on January 1, 2008.

(iii)

Going concern:

In June 2007, the CICA amended Handbook Section 1400, “General Standards of Financial Statement Presentation”, which requires management to make an assessment of the Company’s ability to continue as a going-concern.  When financial statements are not prepared on a going-concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the Company is not considered a going-concern.  The new section is effective for the Company on January 1, 2008.  The Company’s accounting policies were already in accordance with the requirements of the amended section and there was no effect on the Company’s financial statement disclosure, or on its consolidated financial position or its consolidated results of operations.

(iv)

Goodwill and intangible assets:

In February 2008, the CICA issued Handbook Section 3064 “Goodwill and intangible assets”, replacing Section 3062, “Goodwill and other intangible assets” and Section 3450, “Research and development costs”.  This section establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The new section is effective for the Company on January 1, 2009.  The Company has no goodwill or intangible assets as of March 31, 2009.

(v)

International Financial Reporting Standards (“IFRS”):

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with IFRS over an expected five-year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Canarc Resource Corp.	Page 13

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2009

(expressed in United States dollars)

1.14

Financial Instruments and Other Instruments

The Company classifies its financial instruments as follows:

-

cash and cash equivalents as held-for-trading,

-

marketable securities and long term investments as available-for-sale,

-

receivables as loans and receivables,

-

royalties receivable as loans and receivables, and

-

accounts payable and accrued liabilities and notes payables as other financial liabilities.

The closing market prices on the stock exchanges are used as the basis for the determination of the fair values of the shareholdings held as marketable securities as at the reporting date.

1.15

Other MD&A Requirements

1.15.1

Other MD&A Requirements

Additional information relating to the Company are as follows:

(a)

may be found on SEDAR at www.sedar.com;

(b)

may be found in the Company’s annual information form;  and

(c)

is also provided in the Company’s unaudited consolidated financial statements for the three months ended March 31, 2009 and its audited consolidated financial statements for the year ended December 31, 2008.

1.15.2

Outstanding Share Data

The Company’s authorized share capital consists of unlimited common shares without par value.

Changes in the Company’s share capital for the three months ended March 31, 2009 are as follows:

	Number of Shares	Amount
		(in $000s)

Balance at December 31, 2008	72,704,505	$ 55,349
Issued	-	-
Balance at March 31, 2009	72,704,505	$ 55,349

At May 11, 2009, there were 72,704,505 common shares issued and outstanding.

At March 31, 2009, the Company had outstanding stock options to purchase an aggregate 7,589,000 common shares as follows:

Canarc Resource Corp.	Page 14

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2009

(expressed in United States dollars)

	March 31, 2009
		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding, beginning of period	8,079,000	$0.48
Forfeited	(10,000)	$0.54
Expired	(480,000)	$1.00
Outstanding, end of period	7,589,000	$0.45

Exercise price range (CAD$)	$0.25 - $0.74

Of the options granted in June 2007, options for 500,000 common shares with an exercise price of CAD$0.54 and an expiry date of June 15, 2012 have vesting provisions in which options for 250,000 common shares vested on June 15, 2008 and the balance of 250,000 vest on June 15, 2009.

Options for 1.8 million shares which were granted in May 2008 are subject to a vesting provision in which 20% of the options vest immediately and 20% vest every six months.

At May 11, 2009, stock options for 7,535,000 common shares remain outstanding.

At March 31, 2009, the Company had outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2008	Issued	Exercised	Expired	March 31, 2009

$0.15	June 1, 2010	500,000	-	-	-	500,000

		500,000	-	-	-	500,000

At May 11, 2009, warrants for 500,000 common shares remain outstanding.

1.16

Outlook

Although it currently has sufficient capital to fund its working capital, the Company will continue to depend upon equity financings to continue exploration work on its mineral property interests and to meet its administrative overhead costs for the remainder of the 2009 fiscal year.  There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors.  The Company does not expect to realize any operating revenues from its properties in the foreseeable future.

Canarc Resource Corp.	Page 15

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2009

(expressed in United States dollars)

1.17

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

Exploration and Development Risks

There is no assurance given by the Company that its exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body.

The business of exploration for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  There is no assurance that the Company’s mineral exploration and development activities will result in any discoveries of bodies of commercial ore.  The economics of developing gold and other mineral properties are affected by many factors including capital and operating costs, variations of the grades and tonnages of ore mined, fluctuating mineral market prices, costs of mining and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.  Substantial expenditures are required to establish reserves through drilling and other work, to develop metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure at any site chosen for mining.  No assurance can be given that funds required for development can be obtained on a timely basis.  The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, the global marketing conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.  In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for exploitation concessions.  There can be no guarantee that such concessions will be granted.

Financing Risks

There is no assurance given by the Company that it will be able to secure the financing necessary to explore, develop and produce its mineral properties.

The Company does not presently have sufficient financial resources or operating cash-flow to undertake by itself all of its planned exploration and development programs.  The development of the Company’s properties may therefore depend on the Company’s joint venture partners and on the Company’s ability to obtain additional required financing.  There is no assurance the Company will be successful in obtaining the required financing, the lack of which could result in the loss or substantial dilution of its interests (as existing or as proposed to be acquired) in its properties as disclosed herein.  The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise equity capital financings, the attainment of profitable operations, external financings, and further share issuance to satisfy working capital and operating needs.

Estimates of Mineral Deposits

There is no assurance given by the Company that any estimates of mineral deposits herein will not change.

Although all figures with respect to the size and grade of mineralized deposits, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are historic estimates only and are not compliant with NI 43-101, except for the Company’s New Polaris project which was the subject of a NI 43-101 report dated March 14, 2007, and no assurance can be given that any identified mineralized deposit will ever qualify as a commercially viable mineable ore body that can be legally and economically exploited.  Estimates regarding mineralized deposits can also be affected by many factors such as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grades and tonnages of ore ultimately mined may differ from that indicated by drilling results and other work.  There can be no assurance that gold recovered in small-scale laboratory tests will be duplicated in large-scale tests under on-site conditions.  Material changes in mineralized tonnages, grades, dilution and stripping ratios or recovery rates may affect the economic viability of projects.  The existence

Canarc Resource Corp.	Page 16

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2009

(expressed in United States dollars)

of mineralized deposits should not be interpreted as assurances of the future delineation of ore reserves or the profitability of future operations.  The refractory nature of gold mineralization at New Polaris may adversely affect the economic recovery of gold from mining operations.

Mineral Prices

There is no assurance given by the Company that mineral prices will not change.

The mining industry is competitive and mineral prices fluctuate so that there is no assurance, even if commercial quantities of a mineral resource are discovered, that a profitable market will exist for the sale of same.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The prices of precious and base metals fluctuate on a daily basis, have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, central bank transactions, world supply for precious and base metals, international investments, monetary systems, and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods.  The supply of and demand for gold are affected by various factors, including political events, economic conditions and production costs in major gold producing regions, and governmental policies with respect to gold holdings by a nation or its citizens.  The exact effect of these factors cannot be accurately predicted, and the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values.  There is no assurance that the prices of gold and other precious and base metals will be such that the Company’s properties can be mined at a profit.

Title Matters

There is no assurance given by the Company that it owns legal title to certain of its mineral properties.

The acquisition of title to mineral properties is a very detailed and time-consuming process.  Title to any of the Company’s mining concessions may come under dispute.  While the Company has diligently investigated title considerations to its mineral properties, in certain circumstances, the Company has only relied upon representations of property partners and government agencies.  There is no guarantee of title to any of the Company’s properties.  The properties may be subject to prior unregistered agreements or transfers, and title may be affected by unidentified and undetected defects.  In British Columbia and elsewhere, native land claims or claims of aboriginal title may be asserted over areas in which the Company’s properties are located.

Conflicts of Interest

There is no assurance given by the Company that its directors and officers will not have conflicts of interest from time to time.

The Company’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  The interests of these companies may differ from time to time.  In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against any resolution involving any such conflict.  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  In accordance with the laws of the Province of British Columbia, Canada, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in any particular exploration or mining project at any given time, the directors will primarily consider the upside potential for

Canarc Resource Corp.	Page 17

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2009

(expressed in United States dollars)

the project to be accretive to shareholders, the degree of risk to which the Company may be exposed and its financial position at that time.

Uninsured Risks

There is no assurance given by the Company that it is adequately insured against all risks.

The Company may become subject to liability for cave-ins, pollution or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons.  The payment of such liabilities would reduce the funds available for exploration and mining activities.

Environmental and Other Regulatory Requirements

There is no assurance given by the Company that it has met all environmental or regulatory requirements.

The current or future operations of the Company, including exploration and development activities and commencement of production on its properties, require permits from various foreign, federal, state and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  There can be no assurance that approvals and permits required in order for the Company to commence production on its various properties will be obtained.  Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, are necessary prior to operation of the other properties in which the Company has interests and there can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.  New laws or regulations or amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation of current laws, regulations or permits, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Reclamation

There is a risk that monies allotted for land reclamation may not be sufficient to cover all risks, due to changes in the nature of the waste rock or tailings and/or revisions to government regulations.  Therefore additional funds, or reclamation bonds or other forms of financial assurance may be required over the tenure of the project to cover potential risks.  These additional costs may have material adverse impact on the financial condition and results of the Company.

Foreign Countries and Regulatory Requirements

Certain of the Company’s properties have been located in countries outside of Canada, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry.  Any changes in regulations or shifts in political attitudes may vary from country to country and are beyond the control of the Company and may adversely affect its business.  Such changes have, in the past, included nationalization of foreign owned businesses and properties.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income and other taxes and duties, expropriation of property,

Canarc Resource Corp.	Page 18

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2009

(expressed in United States dollars)

environmental legislation and mine safety.  These uncertainties may make it more difficult for the Company and its joint venture partners to obtain any required production financing for its mineral properties.

Currency Fluctuation and Foreign Exchange Controls

The Company maintains a portion of its funds in U.S. dollar denominated accounts.  Certain of the Company’s property and related contracts may be denominated in U.S. dollars.  The Company’s operations in countries other than Canada are normally carried out in the currency of that country and make the Company subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results.  In addition future contracts may not be denominated in U.S. dollars and may expose the Company to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results.  In addition, the Company is or may become subject to foreign exchange restrictions which may severely limit or restrict its ability to repatriate capital or profits from its properties outside of Canada to Canada.  Such restrictions have existed in the past in countries in which the Company holds property interests and future impositions of such restrictions could have a materially adverse effect on the Company’s future profitability or ability to pay dividends.

Third Party Reliance

The Company’s rights to acquire interests in certain mineral properties have been granted by third parties who themselves hold only an option to acquire such properties.  As a result, the Company may have no direct contractual relationship with the underlying property holder.

Volatility of Shares Could Cause Investor Loss

The market price of a publicly traded stock, especially a junior issuer like the Company, is affected by many variables in addition to those directly related to exploration successes or failures.  Such factors include the general condition of the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock.  The effect of these and other factors on the market price of the common shares on the TSX and NASD-OTC suggests that the Company’s shares will continue to be volatile.  Therefore, investors could suffer significant losses if the Company’s shares are depressed or illiquid when an investor seeks liquidity and needs to sell the Company’s shares.

Possible Dilution to Current Shareholders based on Outstanding Options and Warrants

At March 31, 2009, the Company had 72,704,505 common shares and 7,589,000 share purchase options and 500,000 share purchase warrants outstanding.  The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for the Company’s shares.  At March 31, 2009, dilutive securities represented approximately 11% of the Company’s issued shares.  None of these dilutive securities are exercisable at prices below the March 31, 2009 closing market price of CAD$0.07 for the Company’s shares and, accordingly, will not result in dilution to existing shareholders if exercised.

1.18

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based upon the evaluation of the effectiveness of the disclosure controls and procedures regarding the Company’s unaudited consolidated financial statements for the three months ended March 31, 2009 and this MD&A, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to others within the company particularly during the period in which this report and accounts were being prepared, and such controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified.  Management of the

Canarc Resource Corp.	Page 19

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2009

(expressed in United States dollars)

Company recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

Internal Controls over Financial Reporting

The CEO and CFO of the Company are responsible for designing internal controls over financial reporting (“ICOFR”) or causing them to be designed under their supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.  We have assessed the design of ICOFR and identified certain weaknesses.

In common with many other smaller companies, the Company has insufficient resources to appropriately review increasingly complex areas of accounting within the accounting function such as those in relation to financial instruments and future income tax.

The Company shall engage the services of an external accounting firm to assist in applying complex areas of accounting as needed.  In December 2007, the Company has hired a consultant to design and implement internal controls over financial reporting.

Notwithstanding this weakness, management concluded that the unaudited consolidated financial statements for the three months ended March 31, 2009 fairly present the Company’s financial position and the results of its operations for the period then ended.

Changes in Internal Controls over Financial Reporting

Except as disclosed above, there were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date the Chief Executive Officer completed his evaluation.

Canarc Resource Corp.	Page 20